1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

October 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2

Ladies and Gentlemen:

Fifth Street Finance Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission a Registration Statement on Form N-2, which registers an aggregate $1.0 billion of securities that may be offered by the Company from time to time in reliance on Rule 415 under the Securities Act of 1933, as amended. If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle